

January 20, 2016

Mail Stop 4631

Via E-mail
Timothy J. FitzGerald
Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120

> **Re:** **The Middleby Corporation**
> **From 10-K for Fiscal Year Ended January 3, 2015**
> **Filed March 4, 2015**
> **Form 10-Q for Fiscal Quarter Ended October 3, 2015**
> **Filed November 12, 2015**
> **File No. 1-09973**

Dear Mr. FitzGerald

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction